UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ikanos Communications, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

45173E105

(CUSIP Number)

Donald J. Rosenberg

Executive Vice President, General Counsel and Corporate Secretary

Qualcomm Incorporated

5775 Morehouse Dr.

San Diego, California 92121

(858) 658-4218

With copies to:

Rama Padmanabhan

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121-1909

(858) 550-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 45173E105

1	NAME OF REPORTING PERSONS Qualcomm Atheros, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,692,858
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,692,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,692,858*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.0%**
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the Shares (as defined below) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Shares as a result of the Tender and Support Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 17,228,613 Shares outstanding as of August 5, 2015, as set forth in the Merger Agreement described in Item 4 hereof.

CUSIP No. 45173E105

1	NAME OF REPORTING PERSONS King Acquisition Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,692,858
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,692,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,692,858*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.0%**
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the Shares (as defined below) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Shares as a result of the Tender and Support Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 17,228,613 Shares outstanding as of August 5, 2015, as set forth in the Merger Agreement described in Item 4 hereof.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Shares”), of Ikanos Communications, Inc., a Delaware corporation (“Ikanos” or the “Issuer”). The principal executive office of Ikanos is located at 47669 Fremont Boulevard, Fremont, California 94538.

Item 2.	Identity and Background

This statement is being jointly filed by Qualcomm Atheros, Inc., a Delaware corporation (“Parent”), and King Acquisition Co., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Reporting Persons”). The principal executive office of both Parent and Purchaser is located at 5775 Morehouse Drive, San Diego, California 92121. Information as to each of the executive officers and directors of the Reporting Persons is set forth on Schedule I.

Qualcomm Atheros is a wholly owned-subsidiary of QUALCOMM Incorporated (NASDAQ: QCOM), a world leader in 3G, 4G and next-generation wireless technologies. Purchaser was organized by Parent to acquire Ikanos and therefore has not conducted any business to date.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Tallwood III, L.P., Tallwood III Partners, L.P., Tallwood III Associates, L.P., Tallwood III Annex, L.P., Tallwood Partners L.L.C., Alcatel-Lucent Participations and the executive officers and directors of Ikanos, which consist of Diosdado Banatao, Jason W. Cohenour, Danial Faizullabhoy, Frederick M. Lax, George Pavlov, James Smaha, Omid Tahernia, Dennis Bencala and Debajyoti Pal (each, a “Tender and Support Stockholder,” and together, the “Tender and Support Stockholders”), who together are the record and/or beneficial owners of 10,692,858 Shares, have entered into a Tender and Support Agreement (as defined below) with the Reporting Persons as described in Item 4. The Tender and Support Stockholders entered into the Tender and Support Agreement to induce the Reporting Persons to enter into the Merger Agreement described in Item 4.

Neither Parent nor Purchaser has expended any funds or paid any consideration to the Tender and Support Stockholders in connection with the execution and delivery of the Tender and Support Agreement (which is the basis for the beneficial ownership by the Reporting Persons of certain of the Shares held by the Tender and Support Stockholders) except for transaction expenses otherwise incurred in connection with the Offer and the Merger (as defined below).

Item 4.	Purpose of Transaction

Merger Agreement

On August 5, 2015, Parent, Purchaser and Ikanos entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Purchaser will commence a cash tender offer (the “Offer”) to acquire all of the outstanding Shares, at a price of $2.75 per share, without interest (the “Offer Price”), subject to any applicable withholding taxes, and assume all outstanding indebtedness of Ikanos.

The obligation of the Reporting Persons to consummate the Offer is subject to various conditions set forth in the Merger Agreement, including, but not limited to (i) at least a majority of the outstanding Shares being tendered in the Offer, (ii) the receipt of required regulatory approvals in certain foreign jurisdictions and (iii) other conditions set forth in the Merger Agreement.

The Offer will expire at 12:01 a.m. Eastern Time on the 21st business day (calculated in accordance with the rules of the Exchange Act) following the commencement date of the Offer, unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission.

Following consummation of the Offer, Purchaser will merge with and into Ikanos with Ikanos surviving as a wholly-owned subsidiary of Parent (the “Merger”). In the Merger, each Share that is not tendered and accepted pursuant to the Offer (other than the Shares held in the treasury of Ikanos, Shares held directly or indirectly by Parent or its subsidiaries, and Shares as to which appraisal rights have been perfected in accordance with applicable law) will be cancelled and converted into the right to receive the Offer Price, on the terms and conditions set forth in the Merger Agreement.

The Merger Agreement provides that the Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and shall be effected as soon as practicable following the consummation of the Offer without a stockholder meeting pursuant to the DGCL.

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, Ikanos while allowing the Ikanos’ stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. As of the Effective Time, (i) the certificate of incorporation of the surviving corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of the surviving corporation shall be amended and restated to conform to the bylaws of the Purchaser as in effect immediately prior to the Effective Time and (iii) the directors and officers of the surviving corporation immediately after the Effective Time shall be the respective individuals who are the directors and officers of Purchaser immediately prior to the Effective Time. Following the Merger, the Shares will no longer be traded on the Nasdaq Global Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to the willingness of the Reporting Persons to enter into the Merger Agreement, on August 5, 2015, the Tender and Support Stockholders entered into a tender and support agreement (the “Tender and Support Agreement”) with the Reporting Persons, which provides, among other things, that such stockholder will tender their Shares in the Offer and vote their Shares in favor of approving the principal terms of the Merger, if applicable. Excluding Shares underlying Ikanos options, Ikanos restricted stock units and Ikanos warrants, as of August 5, 2015, the Tender and Support Stockholders collectively beneficially owned, in the aggregate, 10,022,404 Shares (or approximately 58.2% of all Shares outstanding as of August 5, 2015). Including Shares which may be issued under Ikanos options, Ikanos restricted stock units and Ikanos warrants which are exercisable for or may become vested and settled for Shares, or for which restrictions may lapse, as applicable, within 60 days of August 5, 2015, the Tender and Support Stockholders collectively beneficially owned, in the aggregate, 10,692,858 Shares as of August 5, 2015 (or approximately 62.0% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Tender and Support Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of August 5, 2015). The Tender and Support Agreement will terminate upon termination of the Merger Agreement and certain other specified events. Upon the occurrence of the Ikanos board of directors changing their recommendation that the stockholders of Ikanos support the offer as a result of a permitted change in recommendation for certain intervening events (not in connection with an alternative acquisition proposal), as described in the Merger Agreement, each Tender and Support Stockholder will be permitted to withdraw the excess of the aggregate number of Shares owned by the Tender and Support Stockholders as of the date of the Tender and Support Agreement and any additional Shares acquired by the Tender and Support Stockholders after the entry into such agreement (the “Subject Securities”) that is equal to each Tender and Support Stockholder’s pro rata portion (as measured against the aggregate Subject Securities held by each of the Tender and Support Stockholders) of the sum of (i) thirty percent (30%) of the total number of Shares outstanding, on a fully diluted basis (the “30% Shares”) plus (ii) such additional number of Subject Securities (rounded down to the nearest whole Share) held by all of the Tender and Support Stockholders that is equal to product of (x) the total number of Subject Securities held by all Tender and Support Stockholders less the 30% Shares, multiplied by (y) the percentage, rounded to two decimal places, of the total number of outstanding Shares that have been tendered and not withdrawn prior to the expiration of the Offer by all holders of the Shares (other than the Tender and Support Stockholders).

The Reporting Persons did not expend any funds nor pay any additional consideration to the Tender and Support Stockholders in connection with the execution and delivery of the Tender and Support Agreement, except for transaction expenses otherwise incurred in connection with the Offer and the Merger. The purpose of the Tender and Support Agreement is to increase the likelihood that the Offer and the Merger will be consummated.

The foregoing summaries of the Merger Agreement and Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 1 and Exhibit 2, respectively.

Subject to the terms of the Merger Agreement and the Tender and Support Agreement, the Reporting Persons may, at any time (i) engage Ikanos, stockholders of Parent and Ikanos, or other relevant parties in discussions that may include one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and (ii) review or reconsider its position with respect to Ikanos and formulate plans or proposals with respect to any such matters.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Immediately prior to the execution of the Tender and Support Agreement, the Reporting Persons did not own any Shares. However, as of the execution of the Tender and Support Agreement on August 5, 2015, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to (and therefore beneficially own) 10,692,858 Shares (of which 670,454 Shares may be issued under Ikanos options, Ikanos restricted stock units and Ikanos warrants which are exercisable for or may become vested and settled for Shares, or for which restrictions may lapse, as applicable, within 60 days of August 5, 2015), representing approximately 62.0% of the Shares outstanding as of August 5, 2015 (based on the number of shares outstanding as set forth in the Merger Agreement). Accordingly, the percentage of the outstanding shares beneficially owned by the Reporting Persons is approximately 62.0%.

Except as set forth above, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, beneficially own any Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, neither the Reporting Persons nor any other person listed in Schedule I hereof has effected any transaction in the Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the Shares referred to in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D and the joint filing agreement attached as Exhibit 3 hereto, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the individuals named in Schedule I and between such persons and any other person with respect to any securities of Ikanos, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1	Agreement and Plan of Merger, dated as of August 5, 2015, by and among Qualcomm Atheros, Inc., King Acquisition Co., and Ikanos Communications, Inc. (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Ikanos on August 6, 2015 (File No. 000-51532)).

2	Tender and Support Agreement, dated as of August 5, 2015, by and among Qualcomm Atheros, Inc. and the stockholders party thereto (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Ikanos on August 6, 2015 (File No. 000-51532)).

3	Joint Filing Agreement, dated as of August 14, 2015, by and between Qualcomm Atheros, Inc., and King Acquisition Co.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUALCOMM ATHEROS, INC.

Date: August 14, 2015	By:	/s/ Daniel D. Vrechek
		Name:	Daniel D. Vrechek
		Title:	Secretary, Vice President and General Counsel

KING ACQUISITION CO.

Date: August 14, 2015	By:	/s/ Daniel D. Vrechek
		Name:	Daniel D. Vrechek
		Title:	Secretary and Vice President

SCHEDULE I

1.	Qualcomm Atheros, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Parent are set forth below. If no business address is given, the director’s or executive officer’s business address is 5775 Morehouse Drive, San Diego, California 92121. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Parent.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Steven M. Mollenkopf	Director, Chief Executive Officer of QUALCOMM Incorporated

Venkata S. M. Renduchintala	Director and President, Executive Vice President of Qualcomm Technologies, Inc., Co-President of Qualcomm CDMA Technologies

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Sanjay Mehta	Chief Financial Officer, Senior Vice President of Finance at Qualcomm Technologies, Inc.

Akash Palkhiwala	Treasurer, Senior Vice President and Treasurer at QUALCOMM Incorporated

Daniel D. Vrechek	Secretary, Vice President and General Counsel, Vice President and Legal Counsel at Qualcomm Atheros, Inc.

Jonathan Weiser	Assistant Secretary, Senior Vice President and Division Counsel at Qualcomm Technologies, Inc.

2.	King Acquisition Co.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of King Acquisition Co. are set forth below. If no business address is given, the director’s or executive officer’s business address is 5775 Morehouse Drive, San Diego, California 92121. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Purchaser.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Rahul Patel	Director and President, Senior Vice President and General Manager at Qualcomm Technologies, Inc.
Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Sanjay Mehta	Chief Financial Officer, Senior Vice President of Finance at Qualcomm Technologies, Inc.

Name	Present Principal Occupation Including Name and Address of Employer

Akash Palkhiwala	Treasurer, Senior Vice President and Treasurer at QUALCOMM Incorporated

Daniel D. Vrechek	Secretary and Vice President, Vice President and Legal Counsel at Qualcomm Atheros, Inc.

Adam Schwenker	Assistant Secretary, Vice President and Legal Counsel at QUALCOMM Incorporated

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1	Agreement and Plan of Merger, dated as of August 5, 2015, by and among Qualcomm Atheros, Inc., King Acquisition Co., and Ikanos Communications, Inc. ( incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Ikanos on August 6, 2015 (File No. 000-51532)).

2	Tender and Support Agreement, dated as of August 5, 2015, by and among Qualcomm Atheros, Inc. and the stockholders party thereto (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Ikanos on August 6, 2015 (File No. 000-51532)).

3	Joint Filing Agreement, dated as of August 14, 2015, by and between Qualcomm Atheros, Inc., and King Acquisition Co.